SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B) (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 1 )*

                             FLAGSTAR BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   337930 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                JANUARY 21, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

CUSIP NO. 337930 10 1              13G                         Page 2 of 5 Pages


--------- ======================================================================

1         NAMES OF REPORTING PERSONS:   Thomas J. Hammond

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
  NUMBER OF
   SHARES       5   SOLE VOTING POWER                              3,082,332
                                                                   ---------
               -----------------------------------------------------------------
 BENEFICIALLY
  OWNED BY      6   SHARED VOTING POWER                                    0
                                                                   ---------
               -----------------------------------------------------------------
    EACH
 REPORTING      7   SOLE DISPOSITIVE POWER                         3,082,332
                                                                   ---------
               -----------------------------------------------------------------
   PERSON       8   SHARED DISPOSITIVE POWER                               0
    WITH                                                           ---------
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,082,332
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   22.5%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                   IN
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

ITEM 1(A). NAME OF ISSUER: Flagstar Bancorp, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICER:

           2600 Telegraph Road
           Bloomfield Hills, Michigan 48302-0968

ITEM 2(A). NAME OF PERSON(S) FILING:

     This statement is filed by Thomas J. Hammond with respect to shares of Common Stock beneficially owned by him.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
     Same as Item 1(b).

ITEM 2(C). CITIZENSHIP:
     United States of America.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:
     Common Stock, par value $.01 per share

ITEM 2(E). CUSIP NUMBER:
     337930 10 1

ITEM 3. IF THIS  STATEMENT IS FILED  PURSUANT TO RULE  13D-1(B),  OR 13D-2(B) OR
(C):

     N/A

     If this statement is filed pursuant to Rule 13d-1(c), check this box.

ITEM 4. OWNERSHIP.

  (a)  Amount Beneficially Owned:         3,082,332
                                          ---------

       (This statement is being filed to report the sale by Mr. Hammond of 1,100,000 shares of common stock on January 21, 1999 and 125,000 shares of common stock on January 26, 1999, each of which was pursuant to a Prospectus contained in a Registration Statement on Form S-3 (SEC File No.

       333-69017)).

  (b)  Percent of Class:         22.5%
                                 ----

  (c)  Number of shares as to which such person has:

       (i)    Sole power to vote or to direct the vote:  3,082,332
       (ii)   Shares power to vote or to direct the vote:  0
       (iii)  Sole power to dispose or to direct the disposition of:  3,082,332
       (iv)   Shared power to dispose or to direct the disposition of:  0

                                                               Page 4 of 5 Pages

     The foregoing amounts do not include 962,913 shares (7.0%) of Common Stock owned solely by Mr. Hammond's wife, Janet G. Hammond, and as to which Mr. Hammond disclaims beneficial ownership pursuant to Rule 13d-4.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.
     Not Applicable.

ITEM 10. CERTIFICATION.

     By signing below, the signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 5 of 5 Pages
SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 1999

                                                     /s/ Thomas J. Hammond
                                                     ---------------------------
                                                     Thomas J. Hammond